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                              January 5, 2022

       Ryan F. Zackon
       Chief Executive Officer
       Smart for Life, Inc.
       990 Biscayne Blvd., Suite 503
       Miami, FL 33132

                                                        Re: Smart for Life,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 16,
2021
                                                            File No. 333-261699

       Dear Mr. Zackon:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Risk Factors, page 24

   1. There is a concern that readers may be confused by your statement that you have recently become profitable. In
this regard, your 2021 financial statements report a $4.1 million net loss, of which a
substantial portion appears to have been incurred in the September 30th quarter. Please delete
your references to profitable operations.
       Use of Proceeds, page 46

   2. We note your reference to "planned acquisitions" that correlate to "over "$50 million in additional revenue" as
disclosed on page 1. Page 25 also references "four planned
                                                        acquisitions". $50
million is significant to your 2020 historical and pro forma revenue amounts of $2 million
and $18 million, respectively. In each place in the filing where you
 Ryan F. Zackon
FirstName  LastNameRyan  F. Zackon
Smart for Life, Inc.
Comapany
January    NameSmart for Life, Inc.
        5, 2022
January
Page 2 5, 2022 Page 2
FirstName LastName
         are referencing these planned acquisitions, please add a disclosure that clearly states whether you have concluded that the consummation of any acquisition is probable and identify the factors you considered in making that determination. Compliance with Article
         8-04 of Regulation S-X should be clearly evident. In addition, since you do not plan on using Offering proceeds to fund acquisitions, disclose in MD&A the estimated amount of additional financing that you will need to consummate the acquisitions which correlate to the $50 million in additional revenue. See Section 501.02 of the Financial Reporting
         Codification.
Revenue, page 58

3. Please disclose the business, economic and competitive factors that caused the increase in number of advertisers and ad placements. The impact of major customers should also be discussed.
Liquidity, page 61

4. For each entity and for each period presented, please explain material financial statement variances that impacted liquidity. It does not appear that the reasons for the material variances in receivables and inventories have been fully explained. See Section 501.03 of the Financial Reporting Codification.
Business
Intellectual Property, page 78

5. Please expand your disclosure of the licensing agreement entered into by GSP Nutrition to provide the termination provisions, the percentage of net sales that must be contributed to a common marketing fund and the applicable royalty rates (or a range not to exceed ten percentage points), and the aggregate amount of royalties guaranteed in advance.
Revenue Recognition, page F-40

6. Please clarify the revenue recognition policy in your newly added Nexus Offers financial statements. Specifically, please identify the factors you considered in determining that revenue should be recognized gross instead of net. Compliance with ASC 606 should be clearly evident. In your response, please describe in detail a revenue generating transaction that constitutes a material amount of your reported revenue. Such description should clearly describe the service you provide, how the customer benefits from this service, what the specific chain of events are from initiation to consummation of the transaction, whether the sales transaction is documented in a contract, how the sales price is calculated, and the specific material rights and obligations that attach to both parties of the contract. The corresponding disclosure on page 74 should be expanded to clearly explain your business model following the principles outlined in the Plain English
         Handbook at www.sec.gov.
 Ryan F. Zackon
Smart for Life, Inc.
January 5, 2022
Page 3
Exhibits

7. Please file the future equity agreements with Mr. O'Neil and Ionic Ventures referenced on page Alt-5 as exhibits. Please note that we may have additional comments upon review of these agreements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tara Harkins at 202-551-3639 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Tyler Howes at 202-551-3370 or Ada D. Sarmento at 202-551-3798 with any other questions.



                                                           Sincerely,
FirstName LastNameRyan F. Zackon
                                                           Division of
Corporation Finance
Comapany NameSmart for Life, Inc.
                                                           Office of Life
Sciences
January 5, 2022 Page 3
cc:       Louis A. Bevilacqua, Esq.
FirstName LastName